AETHER HOLDINGS, INC.

1441 Broadway, 30th Floor

New York, NY 10018

VIA EDGAR

December 30, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re: Aether Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted October 18, 2024

CIK No. 0002026353

Dear Ms. Ishmukhamedova:

Aether Holdings, Inc. (the “Company,” “Aether,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 4, 2024, regarding the Company’s Second Amended Draft Registration Statement on Form S-1 (the “Second Amended DRS”) submitted to the Commission on October 18, 2024. Changes to the Second Amended DRS have been incorporated into a Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of financial Condition and Results of Operations

Free Subscribers, page 41

1.	Please expand the discussion of the decrease in the number of free subscribers in the third quarter ended June 30, 2024 to explain the reasons for the significant decrease to only 216 free subscribers compared to the comparative quarter or the first and second quarters of fiscal 2024. Please address any trends in fiscal 2024 that might be indicated by the free subscriber decline in the third quarter.

We have revised the disclosures on page 40 of the Registration Statement in response to the Staff’s comment.

Business

Government Regulation, page 65

2.	Please expand on your response to prior comment 1 to clarify whether the analysis presented with respect to the Company’s “financial research products” addresses all of the Company’s products, including the products described on pages 55-56 of the prospectus as “Data & Technology services” and “Actionable Strategies.” To the extent that the provided analysis does not also apply with respect to these products, please supplement your response to discuss whether the Company believes that these products do not cause the Company to meet the definition of an investment adviser for some other reason—and why.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of Aether’s products, including the Company’s “Data Technology services” and “Actionable Strategies,” are provided in conformance with the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as interpreted by legal precedent and SEC staff guidance.

In order to maintain Aether’s qualification for the publisher’s exclusion, its product offerings must be: (1) of a general and impersonal nature, in that the research provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested commentary and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry.

The United States Supreme Court in Lowe v. Securities and Exchange Commission, 472 U.S. 181 (1985), held that a publisher of advice concerning securities, even where that advice consisted of specific recommendations to buy, sell, or hold particular securities, is entitled to rely on the publisher’s exclusion where the publisher does not offer individualized advice tailored to any specific portfolio or to any client’s particular needs. As long as communications between the publisher and its subscribers remain entirely impersonal and do not develop into the kind of fiduciary relationships that are characteristic of investment adviser-client relationships, the Lowe court held that such products and publications presumptively fall within the exclusion and thus the publisher is not subject to registration under the Advisers Act.

The Company’s “Data Technology services” financial research products do not fit the definition of an investment adviser as described above. The Data and Technology services Aether offers to its subscribers are of a general and impersonal nature and are not individualized or tailored to any subscriber’s particular needs. Aether does not collect any information from its Users regarding their portfolio or investment needs. Aether only collects the information typically required to facilitate a subscription, such as the User’s email address and billing information. Users are provided with prepackaged, user-agnostic chart indicators, models, and strategies which Users can customize and amend for use in developing their own self-directed trading ideas. For example, Aether’s Data and Technology services product, DataEdge API, provides institutional Users access to raw data sets which include sentiment, seasonality, and quantitative trading research and analytics databases which are not adapted to any individual client’s needs. Rather, the purpose of the solution is to provide data that clients can selectively integrate into their chosen software platform and programming language. The Indicators and Charts offering allows users to select from over 3,000 sentiment, breadth, and seasonality indicators and charts and does not filter or curate indicators or charts based on a User’s portfolio or specific needs. Lastly, the purpose of the Backtest Engine is to provide Users with a tool to test their trading ideas without the need to code their own program. The Backtest Engine is not tailored to any particular user on a bespoke basis. Rather, the Backtest Engine makes available self-directed customization options which the User can manipulate to test their trading ideas in a historical context. Aether’s Data and Technology services are a genuine publication, providing disinterested and impersonal commentary and analysis to its subscribers. Aether does not maintain any financial interests in the purchase or sale of any security covered on its platform. None of the Data and Technology services recommend any particular security or list of securities; rather, the Data and Technology services provide tools and information which allow Users to review their independently developed trading strategies and conduct their own independent analysis. Aether publishes its Data Technology services on its website on a routine or periodic basis, and the publication is not timed to specific market activity or to events having the ability to effect the securities industry. Updates to the services, such as new indicators and models, are routinely published and made generally available to Users. The Data Technology services and the associated updates are not “pushed” to Users, but rather are made generally available for Users to “pull” from as they desire for their individual designs and purposes. The updates are intended not to influence market activity but rather to improve the platform’s functionality, add additional lenses for self-directed analysis, and enhance the User experience.

The Company’s “Actionable Strategies” financial research products do not fit the definition of an investment adviser as described above. The Actionable Strategies products Aether offers to its subscribers are of a general and impersonal nature and are not individualized or tailored to any subscriber’s particular needs. The Company does not collect information regarding a User’s portfolio or tailor the product offering to a particular User’s needs. Aether only collects the information typically required to facilitate a subscription, such as a User’s email address and billing information. Aether provides all Users within a particular subscription tier with the same prepackaged tools and strategies, which Users select from, customize, and can choose to use to form their own self-directed investment strategies. Aether’s Actionable Strategies financial research offerings are genuine publications, providing disinterested and impersonal commentary and analysis to subscribers. The Company does not maintain a financial interest in recommending the purchase or sale of any specific security. The Company’s “Actionable Strategies” products are general in nature and do not recommend the purchase or sale of any security. For example, the Macro Index Trading Strategies encompass 21 distinct models which allow Users to review baseline models designed around various market conditions and use these models as they see fit to adapt or alter their own strategies. Aether publishes its Actionable Strategies on its website on a routine or periodic basis, and the publication is not timed to specific market activity or to events having the ability to effect the securities industry. As with Aether’s Data and Technology services, the publishing of Aether’s Actionable Strategies products is not timed to specific market activity. Updates to the services, such as new indicators and models, are routinely published and made generally available to Users. The Actionable Strategies products and their associated updates are not “pushed” to Users, but rather are made generally available for Users to “pull” from as they desire for their individual designs and purposes.

As a result, we believe Aether’s financial research products are provided in conformance with the requirements of the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Advisers Act, as interpreted by legal precedent and SEC staff guidance. The Company has revised the disclosure in the “Business” section on pages 47 - 59 of the Registration Statement accordingly.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lawrence A. Rosenbloom, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Nicolas Lin
Name:	Nicolas Lin
Title:	Chief Executive Officer

cc: Lawrence A. Rosenbloom, Esq.